March 25, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attention: Daniel F. Duchovny, Attorney-Advisor

Re: Nextel Communications, Inc.
Schedule TO-I and TO-I/A
(SEC File Number 005-42889)
Filed March 3, 2005 and amended March 17, 2005

Ladies and Gentlemen:

     Nextel Communications, Inc. submits the following letter in response to your letter dated March 22, 2005. This letter is being provided to you in connection with Nextel’s offer to exchange its Series B Zero Coupon Convertible Preferred Stock Due 2013 for all outstanding Zero Coupon Convertible Preferred Stock Due 2013.

     For your convenience, we have included your comment in the body of this letter and have provided Nextel’s responses thereto immediately following the comment.

Solicitation of Consents and Offer to Exchange

The Consent Solicitation — Consent Solicitation Agent — Page 18

1.	We note your response to our previous comment number 3. Please advise us regarding the steps being taken to ensure that the consent solicitation agent is only soliciting consents. For example, what instructions have been given to the agent and its employees? If the agent is using a script, please provide a copy supplementally.

No written script was prepared for or used by the consent solicitation agent in connection with the consent solicitation. However, to ensure that the consent solicitation agent only solicited consents, Nextel specifically instructed the consent solicitation agent that its representatives were only to solicit consents in the consent solicitation, were not to discuss the exchange offer with any holder, and also were not to answer any questions regarding the exchange offer. In the course of soliciting consents in the consent solicitation, the solicitation agent was instructed to, and only did, refer holders of the preferred stock to the relevant portions of the distributed materials that pertained to the consent solicitation. In no event was a holder referred to any portion of the distributed materials pertaining to the exchange offer. To the extent that the consent solicitation agent received questions from holders with respect to the exchange offer in the course of performing its duties as consent solicitation agent in the consent solicitation, the consent solicitation agent was instructed to refer such calls to the information agent for the exchange offer (if such calls related solely to requests for additional documentation) or to Nextel’s investor relations department (if such calls were related in any other way to the exchange offer) and, in any event, not to answer such questions.

Following receipt of your March 22, 2005 letter, Nextel confirmed with the consent solicitation agent that all such instructions were followed during the course of the consent solicitation.

* * * *

     We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned in our Dallas office at (214) 220-4511 or Meredith Berkowitz in our New York office at (212) 326-3741.

Very truly yours,

Kathleen R. McLaurin

cc:	Leonard J. Kennedy, Esq., Senior Vice President and General Counsel
Gary D. Begeman, Vice President and Deputy General Counsel
Richard S. Lindahl, Vice President and Treasurer
Nextel Communications, Inc.

Meredith Berkowitz Jones Day

Pam Carmody, Special Counsel Securities and Exchange Commission